

April 19, 2010

S. Leslie Jewett
Chief Financial Officer
California First National Bancorp
18201 Von Karman, Suite 800
Irvine, CA 92612

> **Re:** **California First National Bancorp**
> **Form 10-K for Fiscal Period Ended June 30, 2009**
> **Form 10-Q for Fiscal Period Ended September 30, 2009**
> **File No. 000-15641**

Dear Ms. Jewett:

We have completed our review of your Form 10-K for Fiscal Year Ended June 30, 2009 and your Form 10-Q for Fiscal Period Ended September 30, 2009 and have no further comments at this time.

Sincerely,

Paul Cline
Senior Accountant